Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets

(millions of Canadian dollars) (unaudited)	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	2,074	1,841
Accounts receivable	949	1,235
Income taxes receivable	352	273
Inventories	1,747	2,059
Prepaid expenses	36	36
	5,158	5,444
Exploration and evaluation assets (note 4)	788	746
Property, plant and equipment, net (note 5)	25,112	24,279
Goodwill	675	674
Contribution receivable	953	1,147
Other assets	156	136
Total Assets	32,842	32,426
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	2,307	2,867
Asset retirement obligations (note 9)	116	116
Long-term debt due within one year (note 7)	–	407
	2,423	3,390
Long-term debt (note 7)	4,004	3,504
Other long-term liabilities	336	342
Contribution payable	1,421	1,437
Deferred tax liabilities	4,393	4,329
Asset retirement obligations (note 9)	1,655	1,651
Total Liabilities	14,232	14,653
Shareholders’ equity
Common shares (note 10)	6,729	6,327
Preferred shares	291	291
Retained earnings	11,533	11,097
Other reserves	57	58
Total Shareholders’ Equity	18,610	17,773
Total Liabilities and Shareholders’ Equity	32,842	32,426

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Income

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars, except share data) (unaudited)	2012	2011	2012	2011
Gross revenues (note 3, 12)	5,628	6,041	11,541	11,078
Royalties	(140)	(289)	(359)	(547)
Marketing and other (note 3)	120	2	191	37
Revenues, net of royalties	5,608	5,754	11,373	10,568
Expenses
Purchases of crude oil and products (note 3, 12)	3,629	3,339	7,063	6,070
Production and operating expenses	643	614	1,285	1,223
Selling, general and administrative expenses	131	138	230	224
Depletion, depreciation and amortization (note 5)	576	650	1,213	1,192
Exploration and evaluation expenses	53	88	128	181
Other – net (note 3)	(52)	(57)	(49)	(238)
	4,980	4,772	9,870	8,652
Earnings from operating activities	628	982	1,503	1,916
Financial items (note 8)
Net foreign exchange gains (losses)	–	17	(1)	19
Finance income	23	18	50	39
Finance expenses	(69)	(84)	(140)	(169)
	(46)	(49)	(91)	(111)
Earnings before income taxes	582	933	1,412	1,805
Provisions for income taxes
Current	43	72	326	142
Deferred	108	192	64	368
	151	264	390	510
Net earnings	431	669	1,022	1,295
Earnings per share (note 10)
Basic	0.44	0.73	1.05	1.44
Diluted	0.43	0.71	1.03	1.40
Weighted average number of common shares outstanding (note 10)
Basic (millions)	973.6	898.2	969.6	894.5
Diluted (millions)	981.8	905.5	977.8	901.7

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Comprehensive Income

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net earnings	431	669	1,022	1,295
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Actuarial gains (losses) on pension plans	–	(4)	3	–
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 11)	2	14	2	–
Exchange differences on translation of foreign operations	79	(25)	11	(102)
Hedge of net investment (note 11)	(35)	6	(14)	25
Other comprehensive income (loss)	46	(9)	2	(77)
Comprehensive income	477	660	1,024	1,218

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars) (unaudited)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
December 31, 2010	4,574	–	10,012	(10)	(2)	14,574
Net earnings	–	–	1,295	–	–	1,295
Other comprehensive income (loss)
Exchange differences on translation of foreign operations (net of tax of $2 million)	–	–	–	(102)	–	(102)
Hedge of net investment (net of tax of $4 million) (note 11)	–	–	–	25	–	25
Total comprehensive income (loss)	–	–	1,295	(77)	–	1,218
Transactions with owners recognized directly in equity:
Issue of common shares	1,200	–	–	–	–	1,200
Share issue costs	(27)	–	–	–	–	(27)
Issue of preferred shares	–	300	–	–	–	300
Share issue costs	–	(9)	–	–	–	(9)
Stock dividends paid	191		–	–	–	191
Dividends declared on common shares (note 10)	–	–	(537)	–	–	(537)
Dividends declared on preferred shares (note 10)	–	–	(10)	–	–	(10)
June 30, 2011	5,938	291	10,760	(87)	(2)	16,900

December 31, 2011	6,327	291	11,097	60	(2)	17,773
Net earnings	–	–	1,022	–	–	1,022
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $1 million) (note 11)	–	–	–	–	2	2
Actuarial gains on pension plans (net of tax of $1 million)	–	–	3	–	–	3
Exchange differences on translation of foreign operations (net of tax of $1 million)	–	–	–	11	–	11
Hedge of net investment (net of tax of $2 million) (note 11)	–	–	–	(14)	–	(14)
Total comprehensive income (loss)	–	–	1,025	(3)	2	1,024
Transactions with owners recognized directly in equity:
Stock dividends paid (note 10)	402	–	–	–	–	402
Dividends declared on common shares (note 10)	–	–	(582)	–	–	(582)
Dividends declared on preferred shares (note 10)	–	–	(7)	–	–	(7)
June 30, 2012	6,729	291	11,533	57	–	18,610
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Operating activities
Net earnings	431	669	1,022	1,295
Items not affecting cash:
Accretion (note 8)	25	20	49	39
Depletion, depreciation and amortization (note 5)	576	650	1,213	1,192
Exploration and evaluation expenses (note 4)	–	44	1	45
Deferred income taxes	108	192	64	368
Foreign exchange	(11)	(3)	(16)	(14)
Stock-based compensation (note 10)	8	(8)	12	(3)
Loss (gain) on sale of assets	4	(70)	3	(259)
Other	12	17	(23)	12
Settlement of asset retirement obligations (note 9)	(24)	(30)	(57)	(53)
Income taxes paid	(206)	(32)	(405)	(53)
Interest received	8	–	19	–
Change in non-cash working capital (note 6)	125	2	657	165
Cash flow – operating activities	1,056	1,451	2,539	2,734
Financing activities
Long-term debt issuance (note 7)	–	960	500	5,054
Long-term debt repayment (note 7)	(410)	(1,320)	(410)	(5,434)
Settlement of cross currency swaps	(89)	–	(89)	–
Debt issue costs	(1)	–	(6)	–
Proceeds from common share issuance, net of share issue costs	–	1,173	–	1,173
Proceeds from preferred share issuance, net of share issue costs	–	–	–	291
Dividends on common shares	(87)	(77)	(175)	(332)
Dividends on preferred shares	(3)	(4)	(6)	(4)
Interest paid	(85)	(82)	(128)	(117)
Other	164	54	249	90
Change in non-cash working capital (note 6)	26	(133)	57	(73)
Cash flow – financing activities	(485)	571	(8)	648
Investing activities
Capital expenditures	(882)	(832)	(1,976)	(2,390)
Proceeds from asset sales	3	63	4	175
Other	(39)	(29)	(82)	(56)
Change in non-cash working capital (note 6)	(246)	101	(236)	20
Cash flow – investing activities	(1,164)	(697)	(2,290)	(2,251)
Increase (decrease) in cash and cash equivalents	(593)	1,325	241	1,131
Effect of exchange rates on cash and cash equivalents	(4)	8	(8)	8
Cash and cash equivalents at beginning of period	2,671	58	1,841	252
Cash and cash equivalents at end of period	2,074	1,391	2,074	1,391

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 1	Description of Business and Segmented Disclosures

Management has segmented the Company’s business based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.

During the first quarter of 2012, the Company completed an evaluation of activities of the Company’s former Midstream segment as a service provider to the Upstream or Downstream operations. As a result, and consistent with the Company’s strategic view of its integrated business, the previously reported Midstream segment activities are now aligned and reported within the Company’s core exploration and production, or in upgrading and refining businesses.  The Company believes this change in segment presentation allows management and third parties to more effectively assess the Company’s performance.

Upstream includes exploration for, development and production of crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore Greenland, offshore China and offshore Indonesia.

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing).

Comparative periods have been reclassified to conform to the revised segment presentation.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Segmented Financial Information
	Upstream						Downstream								Corporate and Eliminations(2)		Total
Three months ended June 30	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Gross revenues	1,382	1,920	633	336	2,015	2,256	472	648	968	945	2,657	2,600	4,097	4,193	(484)	(408)	5,628	6,041
Royalties	(140)	(289)	–	–	(140)	(289)	–	–	–	–	–	–	–	–	–	–	(140)	(289)
Marketing and other	–	–	120	2	120	2	–	–	–	–	–	–	–	–	–	–	120	2
Revenues, net of royalties	1,242	1,631	753	338	1,995	1,969	472	648	968	945	2,657	2,600	4,097	4,193	(484)	(408)	5,608	5,754
Expenses
Purchases of crude oil and products	13	(12)	591	285	604	273	339	474	802	798	2,368	2,202	3,509	3,474	(484)	(408)	3,629	3,339
Production and operating expenses	431	408	14	21	445	429	47	46	50	49	100	90	197	185	1	–	643	614
Selling, general and administrative expenses	66	51	6	5	72	56	1	(3)	15	12	3	3	19	12	40	70	131	138
Depletion, depreciation and amortization	463	483	6	6	469	489	25	88	21	19	52	45	98	152	9	9	576	650
Exploration and evaluation expenses	53	88	–	–	53	88	–	–	–	–	–	–	–	–	–	–	53	88
Other – net	(60)	(73)	1	–	(59)	(73)	–	15	–	–	–	–	–	15	7	1	(52)	(57)
Earnings (loss) from operating activities	276	686	135	21	411	707	60	28	80	67	134	260	274	355	(57)	(80)	628	982
Financial items
Net foreign exchange gains (losses)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	17	–	17
Finance income	–	1	–	–	–	1	–	–	–	–	–	–	–	–	23	17	23	18
Finance expenses	(19)	(18)	–	–	(19)	(18)	(3)	(1)	(2)	(2)	(2)	(1)	(7)	(4)	(43)	(62)	(69)	(84)
Earnings (loss) before income taxes	257	669	135	21	392	690	57	27	78	65	132	259	267	351	(77)	(108)	582	933
Provisions for (recovery of) income taxes
Current	(47)	32	62	13	15	45	(11)	(3)	23	4	–	–	12	1	16	26	43	72
Deferred	114	150	(27)	(7)	87	143	26	10	(3)	12	48	94	71	116	(50)	(67)	108	192
Total income tax provision (recovery)	67	182	35	6	102	188	15	7	20	16	48	94	83	117	(34)	(41)	151	264
Net earnings (loss)	190	487	100	15	290	502	42	20	58	49	84	165	184	234	(43)	(67)	431	669
Intersegment revenues	410	565	–	–	410	565	29	228	45	54	–	–	74	282	–	(439)	484	408
Expenditures on exploration and evaluation assets(3)	35	57	–	–	35	57	–	–	–	–	–	–	–	–	–	–	35	57
Expenditures on property, plant and equipment(3)	729	550	11	10	740	560	9	6	19	18	65	62	93	86	14	12	847	658

(1)	Includes allocated depletion, depreciation and amortization related to assets in the Infrastructure and Marketing segment as these assets provide a service to the Exploration and Production segment.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Segmented Financial Information
	Upstream						Downstream								Corporate and Eliminations(2)		Total
Six months ended June 30	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
($ millions)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Gross revenues	3,353	3,671	1,247	831	4,600	4,502	1,053	1,016	1,848	1,772	5,149	4,844	8,050	7,632	(1,109)	(1,056)	11,541	11,078
Royalties	(359)	(547)	–	–	(359)	(547)	–	–	–	–	–	–	–	–	–	–	(359)	(547)
Marketing and other	–	–	191	37	191	37	–	–	–	–	–	–	–	–	–	–	191	37
Revenues, net of royalties	2,994	3,124	1,438	868	4,432	3,992	1,053	1,016	1,848	1,772	5,149	4,844	8,050	7,632	(1,109)	(1,056)	11,373	10,568
Expenses
Purchases of crude oil and products	38	28	1,182	733	1,220	761	786	743	1,565	1,505	4,601	4,117	6,952	6,365	(1,109)	(1,056)	7,063	6,070
Production and operating expenses	886	808	26	38	912	846	87	104	90	91	192	182	369	377	4	–	1,285	1,223
Selling, general and administrative expenses	102	94	10	9	112	103	2	(3)	29	25	6	6	37	28	81	93	230	224
Depletion, depreciation and amortization	992	919	11	12	1,003	931	50	113	41	37	103	95	194	245	16	16	1,213	1,192
Exploration and evaluation expenses	128	181	–	–	128	181	–	–	–	–	–	–	–	–	–	–	128	181
Other – net	(61)	(262)	–	–	(61)	(262)	–	25	–	–	–	–	–	25	12	(1)	(49)	(238)
Earnings (loss) from operating activities	909	1,356	209	76	1,118	1,432	128	34	123	114	247	444	498	592	(113)	(108)	1,503	1,916
Financial items
Net foreign exchange gains (losses)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1)	19	(1)	19
Finance income	–	2	–	–	–	2	–	–	–	–	–	–	–	–	50	37	50	39
Finance expenses	(38)	(33)	–	–	(38)	(33)	(6)	(3)	(3)	(3)	(3)	(2)	(12)	(8)	(90)	(128)	(140)	(169)
Earnings (loss) before income taxes	871	1,325	209	76	1,080	1,401	122	31	120	111	244	442	486	584	(154)	(180)	1,412	1,805
Provisions for (recovery of) income taxes
Current	162	57	67	24	229	81	8	(2)	41	8	–	–	49	6	48	55	326	142
Deferred	64	304	(14)	(4)	50	300	24	10	(10)	20	89	161	103	191	(89)	(123)	64	368
Total income tax provision (recovery)	226	361	53	20	279	381	32	8	31	28	89	161	152	197	(41)	(68)	390	510
Net earnings (loss)	645	964	156	56	801	1,020	90	23	89	83	155	281	334	387	(113)	(112)	1,022	1,295
Intersegment revenues	969	1,152	–	–	969	1,152	60	252	80	91	–	–	140	343	–	(439)	1,109	1,056
Expenditures on exploration and evaluation assets(3)	122	179	–	–	122	179	–	–	–	–	–	–	–	–	–	–	122	179
Expenditures on property, plant and equipment(3)	1,657	1,940	21	16	1,678	1,956	17	16	32	33	108	84	157	133	19	15	1,854	2,104
As at June 30, 2012 and December 31, 2011 ($ millions)
Total exploration and evaluation assets and property, plant and equipment, net	19,406	18,507	507	502	19,913	19,009	1,091	1,124	1,192	1,201	3,577	3,566	5,860	5,891	127	125	25,900	25,025
Total assets	20,819	20,141	1,143	1,509	21,962	21,650	1,295	1,316	1,656	1,632	5,260	5,476	8,211	8,424	2,669	2,352	32,842	32,426

(1)	Includes allocated depletion, depreciation and amortization related to assets in the Infrastructure and Marketing segment as these assets provide a service to the Exploration and Production segment.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 2	Basis of Presentation

The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.  These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements and the notes thereto in the Company’s 2011 Annual Report.

The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the Consolidated Financial Statements for the fiscal year ended December 31, 2011, except the change in presentation of trading activities as discussed below.

Note 3	Change in Presentation of Trading Activities

During the first quarter of 2012, the Company completed a review of the trading activities within its Infrastructure and Marketing segment and determined that the realized and the unrealized gains and losses previously presented on a gross basis in gross revenues, purchases of crude oil and products and other – net, would be more appropriately presented on a net basis to reflect the nature of trading activities.  As a result, these realized and unrealized gains and losses, and the underlying settlement of these contracts, have been recognized and recorded on a net basis in marketing and other in the condensed interim consolidated statements of income.

Prior periods have been reclassified to reflect this change in presentation. The impact of this change on net earnings is summarized approximately as follows:

Earnings Impact	Three months ended
($ millions)	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011
Gross revenues	(625)	(413)	(161)	(298)
Marketing and other	35	2	21	32
Purchases of crude oil and products	579	401	156	263
Other – net	11	10	(16)	3
Net earnings	–	–	–	–

Note 4	Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)	June 30, 2012
Beginning of period	746
Additions	120
Acquisitions	1
Transfers to oil and gas properties (note 5)	(81)
Expensed exploration expenditures previously capitalized	(1)
Exchange adjustments	3
End of period	788

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 5	Property, Plant and Equipment

Property, Plant and Equipment
($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2011	33,640	930	1,972	4,916	2,176	43,634
Additions	1,729	21	17	122	36	1,925
Acquisitions	11	–	–	–	–	11
Transfers from exploration and evaluation (note 4)	81	–	–	–	–	81
Changes in asset retirement obligations (note 9)	17	–	–	–	–	17
Disposals and derecognition	(23)	–	–	(3)	(1)	(27)
Exchange adjustments	16	–	–	11	–	27
June 30, 2012	35,471	951	1,989	5,046	2,211	45,668

Accumulated depletion, depreciation and amortization
December 31, 2011	(15,900)	(407)	(848)	(1,046)	(1,154)	(19,355)
Depletion, depreciation, and amortization	(982)	(17)	(50)	(116)	(48)	(1,213)
Disposals and derecognition	10	–	–	2	–	12
June 30, 2012	(16,872)	(424)	(898)	(1,160)	(1,202)	(20,556)

Net book value
December 31, 2011	17,740	523	1,124	3,870	1,022	24,279
June 30, 2012	18,599	527	1,091	3,886	1,009	25,112

Note 6	Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital	Three months ended June 30,		Six months ended June 30,
($ millions)	2012	2011	2012	2011
Decrease (increase) in non-cash working capital
Accounts receivable	230	256	564	208
Inventories	171	(86)	317	66
Prepaid expenses	(5)	(33)	–	(32)
Accounts payable and accrued liabilities	(491)	(167)	(403)	(130)
Change in non-cash working capital	(95)	(30)	478	112
Relating to:
Operating activities	125	2	657	165
Financing activities	26	(133)	57	(73)
Investing activities	(246)	101	(236)	20

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 7	Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt	Maturity	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
($ millions)
Long-term debt
5.90% notes(1)	2014	764	763	750	750
3.75% medium-term notes(1)	2015	300	300	–	–
7.55% debentures(1)	2016	204	203	200	200
6.20% notes(1)(2)	2017	306	305	300	300
6.15% notes(2)	2019	306	305	300	300
7.25% notes(2)	2019	764	763	750	750
5.00% medium-term notes	2020	400	400	–	–
6.80% notes(2)	2037	394	393	387	387
3.95% senior unsecured notes(2)	2022	510	–	500	–
Debt issue costs(3)		(26)	(21)	–	–
Unwound interest rate swaps		82	93	–	–
Long-term debt		4,004	3,504	3,187	2,687
Long-term debt due within one year
6.25% notes(4)		–	407	–	400

(1)
A portion of the Company’s debt was designated in a fair value hedging relationship for interest rate risk management and recorded at fair value until discontinuation of the hedging relationship in 2011.

(2)	A portion of the Company’s U.S. denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 11.
(3)	Calculated using the effective interest rate method.
(4)
A portion of the Company’s debt was designated in a cash flow hedging relationship for foreign currency risk management, with the use of cross currency swaps, until expiration of the hedging relationship in the second quarter of 2012 with the repayment of the related U.S. $400 million of 6.25% notes which matured on June 15, 2012 and the settlement of the cross currency swaps on the same day. Refer to Note 11.

On March 22, 2012, the Company issued U.S. $500 million of 3.95% senior unsecured notes due April 15, 2022 pursuant to a universal short form base shelf prospectus filed with the Alberta Securities Commission and the U.S. Securities and Exchange Commission on June 13, 2011 and an accompanying prospectus supplement. The notes are redeemable at the option of the Company at a make-whole premium and interest is payable semi-annually.  The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On June 15, 2012, the Company repaid the maturing 6.25% notes issued under a trust indenture dated June 14, 2002. The amount paid to note holders was U.S. $413 million, including U.S. $13 million of interest.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 8	Financial Items

Financial Items	Three months ended June 30,		Six months ended June 30,
($ millions)	2012	2011	2012	2011
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	(34)	15	(2)	63
Gains (losses) on cross currency swaps	8	(3)	2	(11)
Gains (losses) on contribution receivable	23	(7)	5	(35)
Other foreign exchange gains (losses)	3	12	(6)	2
Net foreign exchange gains (losses)	–	17	(1)	19
Finance income
Contribution receivable	15	17	31	36
Interest income	8	–	19	–
Other	–	1	–	3
Finance income	23	18	50	39
Finance expenses
Long-term debt	(62)	(54)	(122)	(114)
Contribution payable	(21)	(23)	(42)	(46)
Long-term debt due within one year	(1)	(3)	(1)	(3)
	(84)	(80)	(165)	(163)
Interest capitalized(1)	40	16	74	33
	(44)	(64)	(91)	(130)
Accretion of asset retirement obligations (note 9)	(22)	(18)	(44)	(36)
Accretion of other long-term liabilities	(3)	(2)	(5)	(3)
Finance expenses	(69)	(84)	(140)	(169)
	(46)	(49)	(91)	(111)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6% (2011 – 6%).

Note 9	Asset Retirement Obligations

A reconciliation of the carrying amount of asset retirement obligations at June 30, 2012 is set out below.

Asset Retirement Obligations	June 30,
($ millions)	2012
Beginning of year	1,767
Additions	17
Liabilities settled	(57)
Liabilities disposed	(1)
Exchange adjustment	1
Accretion(1)	44
End of period	1,771
Expected to be incurred within 1 year	116
Expected to be incurred beyond 1 year	1,655

(1)	Accretion is included in finance expenses. Refer to Note 8.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 10	Share Capital

Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2011	957,537,098	6,327
Stock dividends	16,146,789	402
Options exercised	500	–
June 30, 2012	973,684,387	6,729

During the three and six months ended June 30, 2012, the Company declared dividends payable of $0.30 per common share and $0.60 per common share (three and six months ended June 30, 2011 – $0.30 per common share and $0.60 per common share), respectively, resulting in dividends of $292 million and $582 million (three and six months ended June 30, 2011 – $270 million and $537 million).  At June 30, 2012, $292 million, including $88 million in cash and $204 million in common shares, was payable to shareholders on account of dividends declared on April 26, 2012 (December 31, 2011 – $287 million, including $87 million in cash and $200 million in common shares).

Preferred Shares

During the three and six months ended June 30, 2012, the Company declared dividends payable of $4 million and $7 million, respectively, on the Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) (three and six months ended June 30, 2011 – $10 million and $10 million). An aggregate of $4 million (December 31, 2011 – $3 million), representing approximately $0.28 per Series 1 Preferred Share (December 31, 2011 – $0.28 per Series 1 Preferred Share), was payable as dividends on the Series 1 Preferred Shares at June 30, 2012.

Stock-based Compensation

The following table summarizes the total expense recognized in selling, general and administrative expenses on the condensed interim consolidated statements of income for the Stock Option Plan and the Performance Units for the three and six months ended June 30, 2012 and 2011.

Stock-based Compensation	Three months ended June 30,		Six months ended June 30,
($ millions)	2012	2011	2012	2011
Stock option plan	4	(8)	8	(3)
Performance share units	4	–	4	–
Stock-based compensation	8	(8)	12	(3)

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Earnings per Share

Earnings per Share	Three months ended June 30,		Six months ended June 30,
($ millions)	2012	2011	2012	2011
Net earnings – basic ($ millions)	427	659	1,015	1,285
Net earnings – diluted ($ millions)	421	640	1,005	1,259
Weighted average common shares outstanding – basic (millions)	973.6	898.2	969.6	894.5
Weighted average common shares outstanding – diluted (millions)	981.8	905.5	977.8	901.7
Earnings per share – basic ($/share)	0.44	0.73	1.05	1.44
Earnings per share – diluted ($/share)	0.43	0.71	1.03	1.40

For the purposes of calculating net earnings – basic, net earnings were adjusted for dividends declared on preferred shares of $4 million and $7 million for the three and six months ended June 30, 2012, respectively (three and six months ended June 30, 2011 – $10 million).  Net earnings – diluted was calculated by adjusting net earnings – basic for the more dilutive effect of stock compensation expense based on cash-settlement versus equity-settlement of stock options.  For the purposes of determining net earnings – diluted, stock-based compensation expense was $4 million and $8 million based on cash-settlement for the three and six months ended June 30, 2012 (three and six months ended June 30, 2011 – recovery of $8 million and recovery of $3 million), respectively. Stock-based compensation expense was $10 million and $18 million based on equity-settlement for the three and six months ended June 30, 2012 (three and six months ended June 30, 2011 – $11 million and $23 million), respectively.

The weighted average common shares outstanding was adjusted for 8.2 million common shares that were declared as stock dividends for the three and six months ended June 30, 2012 (three and six months ended June 30, 2011 – 7 million common shares).  For the three and six months ended June 30, 2012, 29 million tandem options and 2 million tandem performance options (three and six months ended June 30, 2011 – 27 million tandem options and 9 million tandem performance options), respectively were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

Note 11	Financial Instruments and Risk Management

The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates.  In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks.  Derivative instruments are recorded at fair value in accounts receivable, other assets, and accounts payable and accrued liabilities on the condensed interim consolidated balance sheets.  The Company has oil and natural gas inventory held in storage related to commodity price risk management contracts that is carried at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels. The Company has the following risk management contracts and related inventory recorded at fair value on the condensed interim consolidated balance sheets at June 30, 2012:

Risk Management	June 30, 2012
($ millions)	Asset	Liability	Net
Commodity Price
Natural gas contracts	4	(4)	–
Natural gas storage contracts	25	(4)	21
Natural gas storage inventory(1)	2	–	2
Crude oil contract(2)	7	–	7
Crude oil inventory(3)	–	–	–
Crude oil contracts	5	–	5
Crude oil inventory(4)	15	–	15
Foreign Currency
Foreign currency forwards	1	–	1
	59	(8)	51

(1)
Represents the fair value adjustment to inventory recognized on the condensed interim consolidated balance sheets related to third party physical purchase and sale contracts for natural gas held in storage.  Total fair value of the related natural gas storage inventory was $117 million at June 30, 2012.

(2)	Certain crude oil physical purchase contracts have been designated as a fair value hedge against changes in the fair value of the related inventory held in storage.
(3)
Represents the fair value adjustment to inventory recognized on the condensed interim consolidated balance sheets related to the crude oil physical purchase contracts designated as a fair value hedge.  Total fair value of the related crude oil inventory was $67 million at June 30, 2012.

(4)
Represents the fair value adjustment to inventory recognized on the condensed interim consolidated balance sheets related to third party crude oil physical purchase and sale contracts.  Total fair value of the related crude oil inventory was $155 million at June 30, 2012.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The gains (losses) recognized on risk management positions for the three and six months ended June 30, 2012 are set out below. All gains (losses) are unrealized, unless otherwise noted.

	Three months ended June 30, 2012
Earnings Impact	Marketing and other	Purchases of crude oil and products	Other – net	Net foreign exchange gains (losses)	Other comprehensive income (“OCI”)
($ millions)
Commodity Price
Natural gas	4	–	–	–	–
Crude oil(1)	(17)	7	–	–	–
	(13)	7	–	–	–
Foreign Currency
Cross currency swaps(2)	–	–	(1)	8	2
Foreign currency forwards(3)	–	–	1	(9)	–
	–	–	–	(1)	2

	Six months ended June 30, 2012
Earnings Impact	Marketing and other	Purchases of crude oil and products	Other – net	Net foreign exchange gains (losses)	OCI
($ millions)
Commodity Price
Natural gas	8	–	–	–	–
Crude oil(1)	17	9	–	–	–
	25	9	–	–	–
Foreign Currency
Cross currency swaps(2)	–	–	(2)	2	2
Foreign currency forwards(3)	–	–	–	(7)	–
	–	–	(2)	(5)	2

(1)
Certain crude oil physical purchase contracts have been designated as a fair value hedge with fair value changes recognized in purchases of crude oil and products on the condensed interim consolidated statements of income.

(2)
A portion of the Company’s U.S. denominated debt was designated in a cash flow hedging relationship for foreign currency risk management, with the use of cross currency swaps, until expiration of the hedging relationship in the second quarter of 2012 with the repayment of the related U.S. $400 million of 6.25% notes which matured on June 15, 2012 and the settlement of the cross currency swaps on the same day. Refer to Note 7. The balance of $2 million included in other reserves was reclassified into net earnings upon the repayment of the debt and concurrent settlement of the cross currency swaps.

(3)	Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

Net Investment Hedge

At June 30, 2012, the Company had designated U.S. $2.0 billion, U.S. $700 million of which was designated in the first quarter of 2012 and included the U.S. $500 million of the 3.95% senior unsecured notes issued on March 22, 2012, of its U.S. denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2011 – U.S. $1.3 billion).  For the three and six months ended June 30, 2012, the unrealized loss arising from the translation of the debt was $35 million and $14 million (three and six months ended June 30, 2011 – gain of $6 million and $25 million), respectively, net of tax of $5 million and $2 million (three and six months ended June 30, 2011 – $1 million and $4 million), respectively, which was recorded in OCI.

Interest Rate Swaps

At June 30, 2012, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps was $82 million (December 31, 2011 – $93 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in an offset to finance expenses of $6 million and $11 million for the three and six months ended June 30, 2012 (three and six months ended June 30, 2011 – addition of $1 million and addition of $2 million), respectively.

Note 12	Reclassification

During 2011, the Company changed its treatment of certain intersegment sales eliminations which resulted in the reclassification of gross revenues and purchases of crude oil and products. The reclassification resulted in reductions of gross revenues and purchases of crude oil and products in the three and six months ended June 30, 2011 of $241 million and $439 million, respectively. The reclassification had no impact on net earnings.

HUSKY ENERGY INC. | Q2 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS